
12028137

ABAXIS

Abaxis Annual Report 2012

Bigger & Better

One Thing Leads to the Other

To Our Shareholders:

Fiscal year 2012 was a period of continued rapid growth and expansion for Abaxis—we set company records on critical metrics, including revenues, instruments placed in the field and reagent disc sales.

Expansion

In fiscal 2011, we began our development of Abaxis Veterinary Reference Laboratories (AVRL), in conjunction with our partners at Kansas State University. Launched in October 2011, AVRL provides veterinary reference laboratory diagnostic and consulting services for veterinarians in the United States and complements our full suite of on-site laboratory instrumentation and rapid diagnostics for routine and critical care and emergency medicine laboratory needs. Furthermore, in fiscal 2012, we also expanded our veterinary product offerings through the launch of two new rapid diagnostic tests, the VetScan Giardia Rapid Test and the VetScan Canine Lyme Rapid Test.

We established a new distribution center in Europe, with the goals of better serving our existing customers and setting the stage to develop new customers in the coming years. Despite the current economic conditions in Europe, we believe that Europe will again be a growth market and we are dedicated to positioning Abaxis to be a leading diagnostics provider in this large market.

While these expansion investments had an impact on our bottom line for fiscal 2012, we believe we are even better positioned to achieve continued strong growth, with more geographic diversification, and more product and service offerings, in the years ahead.

Financial Highlights

In fiscal 2012, we achieved total revenues of $156.6 million, an increase of 9%, compared with the preceding year. Although the growth in total revenues was primarily driven by growth in revenues from consumable sales, revenues from instrument sales were $35.2 million, up $3.1 million, or 10%, year over year. Revenues from consumable sales were $113.8 million, an increase of $10.9 million, or 11%, compared with the prior year. Reagent disc sales were $87.7 million, up $6.3 million, or 8%, year over year. Revenues across all of our geographic regions continued to grow, with revenues from each region increasing when compared with fiscal 2011. Reported net income was $13.1 million. Diluted earnings per share were $0.58.

Our balance sheet remained strong. At the end of fiscal 2012, total assets were $181.8 million, including approximately $91.0 million in cash, cash equivalents and investments. Cash generated from operations in fiscal 2012 was $22.0 million. During the year we spent $27.3 million to repurchase 1.2 million shares of our common stock, helping to reduce average diluted shares outstanding.

Well Positioned for the Future

We believe that our business model is well validated and that we have set the stage for continued growth in the coming years. The results of the year are a testament to the focus and dedication of the people at Abaxis. As a result of a focus on execution, we have more Abaxis instruments installed around the world, and consumable sales—the recurring component of our revenue stream—now stands at 73% of total revenues. We are successfully diagnosing more patients in both the medical and veterinary markets than ever before, and contributing to their quality of life.

As always, Abaxis is committed to delivering long-term value to our shareholders while driving profitable growth and staying focused on our customers and partners. We thank you for your continued support, and we remain dedicated to enhancing the value of your investment in Abaxis in fiscal 2013 and beyond.

Sincerely,



Clint H. Severson
Chairman, President and Chief Executive Officer



Revenues/Operating Income



$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Revenues
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Operating Income
08
09
10
11
12
Revenues *in thousands*
Operating Income *in thousands*

Reagent Disc/Chemistry Analyzer Sales



7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Discs
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Chemistry Analyzers
08
09
10
11
12
Disc Units Sold
Chemistry Analyzer Units Sales *cumulative*

Better Actually

Bringing "Better" to an Even Bigger Marketplace

The Abaxis Animal Health business continues to demonstrate significant growth—both through the capture of market share from competitors and through the ongoing expansion of our VetScan product line and Abaxis veterinary services.

Bigger and Better at the Point of Care

The Abaxis brand has become synonymous with innovation, ease of use and value in point-of-care diagnostics. This focus on delivering better point-of-care solutions is fueling market expansion for our chemistry, hematology, specialty analyzer and our handheld blood gas analyzer, as well as a rapidly growing family of single-use rapid tests.

Here. There. Everywhere.

This year also saw the successful launch of Abaxis Veterinary Reference Laboratories (AVRL). The addition of a world-class national reference laboratory that provides coverage across the U.S. further extends the Abaxis way of business within the animal health market.


Coagulation Test Cartridge
Fibrinogen Test Cartridge
AVRL
Canine Wellness Profile including Heartworm
Abaxis Veterinary Reference Laboratories
giardia ID
parvo ID
hw ID
C T
VetScan Giardia Rapid Test
VetScan Canine Parvovirus Rapid Test
VetScan Canine Heartworm Rapid Test
VetScan Canine Lyme Rapid Test

Abaxis is the second-largest, fastest-growing animal health diagnostics company in the world.

The launch of Abaxis Veterinary Reference Laboratories (AVRL) extends the animal health business into a broad new market and provides a complete solution for our customers.

$156.6 million worldwide sales in 2012

A Better Way

Lower Cost. Better Care.

The rapidly changing healthcare environment, coupled with our aging population, creates a huge unmet medical need—and a tremendous opportunity for real solutions that address the need while lowering the ever-growing financial burden on the healthcare system.

A Powerful Solution for a Big Problem

The amazingly advanced Piccolo Xpress point-of-care diagnostic system provides the real-time clinical information physicians need to make on-the-spot decisions regarding diagnosis and treatment of their patients.

Better in Every Way

This not only facilitates better and more convenient patient care, but it can reduce overall healthcare costs by eliminating repeat visits, improving patient flow and increasing patient throughput. It's all part of delivering on the Abaxis mission to help address the issues of spiraling healthcare costs and the increasing shortage of primary care physicians.


piccolo
ABAXIS

Piccolo Xpress

98% customer satisfaction with Piccolo usage

6.8 million units of reagent discs sold in 2012

10% growth in instrument sales

Revenues by Geography, Product and Service and Segment

Revenues by Geographic Region*



- North America **82%**
- Europe **14%**
- Asia Pacific and rest of the world **4%**

Revenues by Product and Service*



- Consumables **73%**
- Instruments **22%**
- Other **5%**

Revenues by Segment*



- Veterinary Market **78%**
- Medical Market **19%**
- Other **3%**

* Year ended March 31, 2012.

Financial Highlights

Consolidated Statements of Income Data
(in thousands, except per share data)

Year Ended March 31,	08	09	10	11	12
Revenues	$100,551	$105,562	$124,557	$143,676	$156,596
Cost of revenues	$45,507	$46,937	$52,435	$63,884	$71,493
Income from operations	$17,708	$17,795	$20,775	$22,472	$19,457
Net income	$12,503	$12,013	$13,023	$14,537	$13,091
Diluted net income per share	$0.56	$0.54	$0.58	$0.64	$0.58
Shares used in calculating diluted net income per share	22,261	22,324	22,606	22,858	22,462

Consolidated Balance Sheets Data
(in thousands)

As of March 31,	08	09	10	11	12
Cash and cash equivalents and investments	$59,673	$74,899	$96,519	$105,689	$90,974
Working capital	$52,500	$101,815	$89,327	$107,542	$109,966
Total assets	$120,903	$140,711	$167,816	$188,260	$181,836
Non-current liabilities	$2,161	$2,270	$1,682	$3,090	$4,620
Total shareholders' equity	$104,649	$126,892	$147,119	$168,648	$159,785

Corporate Directory and Related Shareholder Information

Board of Directors

Clinton H. Severson
Chairman of the Board

Vernon E. Altman
Senior Advisor, Bain & Company, Inc.

Richard J. Bastiani, PhD
Retired
Most recently Chairman of Response Biomedical Corporation

Michael D. Casey
Retired
Most recently Chairman and Chief Executive Officer of Matrix Pharmaceutical, Inc.

Henk J. Evenhuis
Retired
Most recently Chief Financial Officer of Fair Isaac Corporation

Prithipal Singh, PhD
Retired
Most recently Chairman of ChemTrak, Inc.

Management Team

Clinton H. Severson
President, Chief Executive Officer

Alberto R. Santa Ines
Chief Financial Officer

Kenneth P. Aron, PhD
Chief Technology Officer

Donald P. Wood
Chief Operations Officer

Martin V. Mulroy
Chief Commercial Officer for North America Animal Health

Vladimir E. Ostoich, PhD
Founder, Vice President of Government Affairs and Vice President of Marketing for the Pacific Rim

Brenton G.A. Hanlon
Vice President of Medical Sales and Marketing for North America

Achim Henkel
Managing Director of Abaxis Europe GmbH

Corporate Headquarters

Abaxis, Inc.

3240 Whipple Road
Union City, CA 94587
(510) 675 6500
www.abaxis.com

Abaxis European Subsidiary

Abaxis Europe GmbH

Stock Exchange Listing

Abaxis, Inc.'s common stock is traded on the NASDAQ Global Market under the symbol ABAX.

Transfer Agent and Registrar

Computershare Trust Company NA

P.O. Box 43078
Providence, RI 02940-3078
(781) 575 2879
www.computershare.com

Independent Registered Public Accounting Firm

Burr Pilger Mayer, Inc.
San Jose, California

Legal Counsel

Cooley LLP
San Francisco, California

Form 10-K

The Company's complete filings with the Securities and Exchange Commission, including the Form 10-K included in this report and all exhibits, are available without charge on the Company's Web site at **www.abaxis.com** under "Investor Relations-SEC Filings" as well as on the SEC's Web site at **www.sec.gov**.


ABAXIS

www.abaxis.com

Abaxis, Inc.
Abaxis North America

3240 Whipple Road
Union City, CA 94587

Abaxis Europe GmbH

Otto-Hesse-Strasse 19
T9, 3. OG Ost
D-64293 Darmstadt Germany

002CSN2081